Exhibit 99.6

TITAN TRADING ANALTICS INC.
Unit 120, 4445 Calgary Trail, Edmonton, Alberta, T6H 5R7
Telephone: (780) 438‐1239 Fax: (780) 438‐1249

TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF Titan Trading Analytics Initiates Behavioral Research Coverage on TSX Composite Stocks
EDMONTON and New York, NY (Jan 31, 2011) Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTC BB: TITAF) (“Titan”), a hosted provider of behavioral research and trading strategies announced today that it has incorporated 10 years of tick data for all components of the S&P/ Toronto Stock Exchange Composite Index into its Trade Recommendation Engine™.

"This is an important step for Titan to appeal to global institutional investors,” added John Coulter, President & CEO of Titan. “The TSX is the third largest exchange in North America and 8th largest globally, comprised of some of the world’s most actively traded banking and energy stocks. Titan’s research analysts have spent tens of thousands of hours devising and optimizing our unique set of trading strategies which factor in a wide range of trader emotions and help users steer clear of human pitfalls. We plan on initiating coverage for stocks which trade on major European and Asian indices later in the year.”

Titan’s research combines ten years of historical equities tick data, machine readable news sentiment and proprietary behavioral sentiment which are run through a dozen unique trading strategies. Trade recommendations are streamed into Titan’s browser-based TickAnalyst™ application or through an API for third party systems. Titan also provides trade recommendations on all constituents of the S&P 500 and Russell 2000 Indices.

About Titan

Titan Trading Analytics Inc. is a premier provider of Behavioral Trading Research. Trade signals are distributed via a powerful financial analysis and electronic trading software platform which captures and analyzes real-time market tick data and identifies trade opportunities based on numerous historical patterns, identified by Titan’s Trade Recommendation Engine™ (TRE). Titan’s flagship product, TickAnalyst™, delivers trading signals to proprietary trading firms and hedge funds via a cutting edge browser-based interface. Titan Trading USA LLC is an asset management group which services high net worth investors and is broker neutral. Titan’s internally developed products and services are at the forefront of the high growth global investment management and automated trading industry.

Forward-Looking Statements

Except for historical information contained herein, the matters set forth above may be forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ from those in the forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to the Company or its management, identify forward-looking statements. Such forward-looking statements are based on the current beliefs of management, as well as assumptions made by and information currently available to management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors such as the financial crisis in the US, consumer spending, the amount of sales of the Company's products, the competitive environment within the industry, the ability of the Company to continue to expand its operations, the level of costs incurred in connection with the Company's expansion efforts, economic conditions in the industry and the financial strength of the Company's clients. The Company does not undertake any obligation to update such forward-looking statements. Investors are also directed to consider all other risks and uncertainties. Accordingly, readers should not place undue reliance on forward looking statements.

FOR FURTHER INFORMATION ABOUT TITAN PLEASE CONTACT:
Audra Tiner, Leadership Team
Articulate Communications Inc.
212-255-0080 ext. 34
atiner@articulatecomms.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.